June 30, 2011	Unaudited Condensed Consolidated Financial Statements

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Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	June 30, 2011	December 31, 2010

ASSETS
Current assets
Cash and cash equivalents		305,638	314,344
Restricted cash	6	55,400	52,425
Marketable securities		1,562	8,027
Accounts receivable and other		37,341	42,437
Inventories		159,932	147,263
		559,873	564,496
Long-term inventories		26,693	29,627
Investment in significantly influenced company	5	5,726	6,202
Deferred income tax assets		7,412	-
Restricted assets and other		24,404	19,328
Property, plant and equipment		2,775,443	2,699,787
Goodwill		365,928	365,928
		3,765,479	3,685,368
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		146,809	145,695
Current debt	7	90,636	98,523
		237,445	244,218
Debt	7	39,038	68,140
Asset retirement obligations		34,030	33,228
Pension fund obligation		12,640	12,019
Deferred tax liabilities		328,102	330,512
		651,255	688,117
Equity
Share capital	10	2,825,024	2,814,679
Treasury stock	11(b)	(4,432)	-
Contributed surplus		30,828	22,967
Accumulated other comprehensive income		(3,055)	(1,637)
Retained earnings (deficit)		224,818	125,221
Total equity attributable to shareholders of the Company		3,073,183	2,961,230
Attributable to non-controlling interests		41,041	36,021
		3,114,224	2,997,251
		3,765,479	3,685,368

Approved on behalf of the Board of Directors

    (Signed) Robert R. Gilmore        Director                         (Signed) Paul N. Wright        Director

See accompanying notes to the unaudited condensed consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars, except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2011	2010	2011	2010

Revenue
Metal sales		251,410	206,443	469,483	387,922

Cost of sales
Production costs		81,431	71,440	155,742	136,030
Depreciation and amortization		29,843	29,596	61,060	52,929
Total cost of sales		111,274	101,036	216,802	188,959
Gross profit		140,136	105,407	252,681	198,963

Exploration expenses		4,605	2,803	8,446	6,136
Mine standby costs		-	607	-	1,313
General and administrative expenses		13,574	10,474	34,608	20,893
Employee benefit expenses	8	433	526	856	737
Share based payments		4,452	3,646	11,804	10,592
Asset retirement obligation costs		407	511	773	1,024
Foreign exchange loss (gain)		1,381	1,523	2,028	(37)
Operating profit		115,284	85,317	194,166	158,305

(Gain) loss on disposal of assets		(3,092)	21	(3,092)	(1,485)
(Gain) loss on marketable securities		(654)	254	(1,289)	(858)
Other (income) expenses		(1,066)	(1,338)	(2,463)	(2,009)
Interest and financing costs		1,525	1,656	3,114	4,269

Profit before income tax		118,571	84,724	197,896	158,388
Income tax expense		36,818	24,999	57,443	45,355
Profit for the period		81,753	59,725	140,453	113,033

Attributable to:
Shareholders of the Company		74,865	55,706	127,338	106,208
Non-controlling interests		6,888	4,019	13,115	6,825
Profit for the period		81,753	59,725	140,453	113,033

Weighted average number of shares outstanding
Basic		548,976	539,398	548,654	538,707
Diluted		551,696	541,193	551,469	540,439

Earnings per share attributable to shareholders
of the Company:
Basic earnings per share		0.14	0.10	0.23	0.20
Diluted earnings per share		0.14	0.10	0.23	0.20

See accompanying notes to the unaudited condensed consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Profit for the period	81,753	59,725	140,453	113,033
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets (net of income taxes of ($12) and $1,384; and ($12) and $1,490)	(570)	8,705	(984)	10,164
Realized gains on disposal of available-for-sale financial assets transferred to net income	(272)	-	(434)	-
Total other comprehensive (loss) income for the period	(842)	8,705	(1,418)	10,164
Total comprehensive income for the period	80,911	68,430	139,035	123,197

Attributable to:
Shareholders of the Company	74,023	64,411	125,920	116,372
Non-controlling interests	6,888	4,019	13,115	6,825
Total comprehensive income for the period	80,911	68,430	139,035	123,197

See accompanying notes to the unaudited condensed consolidated financial statements

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the period ended June 30	Note	2011	2010

Cash flows generated from (used in):
Operating activities
Profit for the period		140,453	113,033
Items not affecting cash
Provisions for asset retirement obligations		773	1,024
Depreciation and amortization		61,060	52,929
Unrealized foreign exchange loss		4,761	(5,041)
Deferred tax recovery		(9,705)	(2,584)
Gain on disposal of assets		(3,092)	(1,485)
Loss on investment in significantly influenced company		1,794	-
Gain on marketable securities		(1,289)	(858)
Share based payments		11,804	10,592
Employee benefit expense		856	737
		207,415	168,347

Changes in non-cash working capital	12	(16,322)	(27,459)
		191,093	140,888
Investing activities
Purchase of property, plant and equipment		(125,602)	(97,632)
Proceeds from the sale of property, plant and equipment		17	20,348
Purchase of marketable securities		(214)	-
Proceeds from the sale of marketable securities		6,345	692
Non-registered supplemental retirement plan investments, net		(4,980)	-
Investment purchases		(1,318)	(5,375)
Increase in restricted cash		(2,998)	(2,221)
Increase in restricted asset and other		-	(2,483)
		(128,750)	(86,671)
Financing activities
Issuance of common shares for cash		7,985	27,283
Dividend paid to non-controlling interests		(3,622)	(1,287)
Dividend paid to shareholders		(27,741)	(26,357)
Purchase of treasury stock		(6,158)	-
Long-term and bank debt proceeds		3,203	2,484
Long-term and bank debt repayments		(44,716)	(14,726)
		(71,049)	(12,603)
Net (decrease) increase in cash and cash equivalents		(8,706)	41,614
Cash and cash equivalents - beginning of period		314,344	265,369

Cash and cash equivalents - end of period		305,638	306,983

See accompanying notes to the unaudited condensed consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of changes in Equity

(Expressed in thousands of U.S. dollars)

		Attributable to shareholders of the Company

	Note	Share capital	Treasury stock	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at January 1, 2011	11	2,814,679	-	22,967	(1,637)	125,221	2,961,230	36,021	2,997,251
Total comprehensive (loss)
income for the period		-	-	-	(1,418)	127,338	125,920	13,115	139,035
Dividends declared to Non-
controlling interests			-	-	-	-	-	(8,095)	(8,095)
Purchase of treasury stock		-	(6,158)	-	-	-	(6,158)	-	(6,158)
Shares issued upon exercise
of share options, for cash		6,500	-	-	-	-	6,500	-	6,500
Estimated initial fair value of
employee options and
warrants exercised		2,360	-	-	-	-	2,360	-	2,360
Shares issued upon exercise
of warrants, for cash		1,485	-	-	-	-	1,485	-	1,485
Shares issued upon exercise
of restricted cash units		-	1,726	-	-	-	1,726	-	1,726
Options and warrants exercised
credited to share capital		-	-	(2,360)	-	-	(2,360)	-	(2,360)
Restricted share units exercised,
credited to treasury stock		-	-	(1,726)	-	-	(1,726)	-	(1,726)
Share based payments		-	-	11,947	-	-	11,947	-	11,947
Dividend paid to
shareholders of the
Company		-	-	-	-	(27,741)	(27,741)	-	(27,741)
Balance at June 30, 2011		2,825,024	(4,432)	30,828	(3,055)	224,818	3,073,183	41,041	3,114,224

		Attributable to shareholders of the Company

	Note	Share capital	Contributed surplus	Accumulated other comprehensive income	Retained earnings (deficit)	Total	Non-controlling interests	Total equity
Balance at January 1, 2010		2,671,634	17,865	2,227	(69,423)	2,622,303	26,144	2,648,447
Total comprehensive
income for the period		-	-	10,164	106,208	116,372	6,825	123,197
Dividends declared to Non-
controlling interests		-	-	-	-	-	(1,287)	(1,287)
Shares issued upon exercise
of share options, for cash		27,283	-	-	-	27,283	-	27,283
Estimated initial fair value of
employee options exercised		9,405	-	-	-	9,405	-	9,405
Share based payments		-	10,592	-	-	10,592	-	10,592
Options exercised, credited
to share capital		-	(9,405)	-	-	(9,405)	-	(9,405)
Dividend paid to
shareholders of the
Company		-	-	-	(26,357)	(26,357)	-	(26,357)
Balance at June 30, 2010		2,708,322	19,052	12,391	10,428	2,750,193	31,682	2,781,875

See accompanying notes to the unaudited condensed consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece and Brazil. The Company acquired control of Sino Gold Mining Ltd. (“Sino Gold”) in December 2009, including its two producing mines, Jinfeng and White Mountain, as well as the Eastern Dragon development project. It also completed in July 2010 the acquisition of Brazauro Resources Corporation (“Brazauro”), whose main asset is the Tocantinzinho exploration and development project in Tapajós, Brazil.

Eldorado is a public company which is listed on the Toronto Stock Exchange, New York Stock Exchange and the Australian Stock Exchange and is incorporated and domiciled in Canada.

2.

Basis of preparation

The Company prepares its financial statements in accordance with generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly the Company commenced reporting on this basis as of January 1, 2011. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting (“IAS 34”) and IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The Company has consistently applied the same accounting policies in its opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 13 discloses the impact of the transition to IFRS on the Company’s reported balance sheet and comprehensive income, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

These condensed consolidated interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. Results for the period ended June 30, 2011 are not necessarily indicative of future results. Any subsequent changes to IFRS that are reflected in the Company’s consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

Upcoming changes in accounting standards

The following standards and amendments to existing standards have been published and are mandatory for Eldorado’s annual accounting periods beginning January 1, 2013, or later periods:

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on/after January 1, 2013. The extent of the impact of adoption of IFRS 9 has not yet been determined.

•

IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 Interests in Joint Ventures.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  These joint venture entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 Impairment of Assets.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect IFRS 11 to have a material impact on the financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Basis of preparation (continued)

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  This standard is effective for years beginning on or after January 1, 2013.   The Company does not expect IFRS 12 to have a material impact on the financial statements.

3.

Significant accounting policies

The significant accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated financial statements, and by all Eldorado entities. Refer to Note 14 of our March 31, 2011 condensed consolidated financial statements for the IFRS 1 exemptions taken in applying IFRS for the first time.

3.1

Basis of presentation and principles of consolidation

(i)

Subsidiaries

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date, irrespective of the extent of any non-contolling interest. The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

The most significant wholly owned and partially owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Qinghai Dachaidan Mining Ltd (QDML)	China	90%	Consolidated	TJS Mine
Tüprag Metal Madencilik Sanayi ve Ticaret AS	Turkey	100%	Consolidated	Kişladağ Mine Efemcukuru Mine
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Sino Guizhou Jinfeng Mining Limited	China	82%	Consolidated	Jinfeng Mine
Sino Gold Jilin BMZ Mining Limited	China	95%	Consolidated	White Mountain Mine
Heihe Rockmining Limited	China	95%	Consolidated	Eastern Dragon Project
Brazauro Resources Corporation	Brazil	100%	Consolidated	Tocantinzinho Project

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(ii)

Associates (equity accounted investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are generally recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

At each balance sheet date, the investment in associates is assessed for indicators of impairment.

 (iii) Transactions with non-controlling interests

Eldorado treats transactions with non-controlling interests as transactions with third parties. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iv)

Transactions eliminated on consolidation

Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such  transactions, are eliminated in preparing the consolidated financial statements.

3.2

Foreign currency translation

(i)

Functional and presentation currency

Items included in the financial statements of each of Eldorado’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

3.3

Property, plant and equipment

(i)

Cost and valuation

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(ii)

Property, plant and equipment

Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

 (iii)

Depreciation

Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.  Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the unit of production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year.

 (iv)

Subsequent costs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs.  Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized.  Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized.  All other expenditures are expensed as incurred.

v)

Deferred stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit of production basis over the economically recoverable proven and probable reserves to which they relate.

(vi)

Borrowing costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use.  Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii)

 Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Restructuring costs include severance payments to employees laid off as a result of outsourcing the mining function.

3.4

Exploration and evaluation expenditures

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred.

Evaluation expenditures reflect costs incurred at development projects related to establishing the technical and commercial viability of developing mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

Evaluation expenditures include the cost of:

i)

establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve,

ii)

determining the optimal methods of extraction and metallurgical and treatment processes,

iii)

studies related to surveying, transportation and infrastructure requirements,

iv)

permitting activities, and

v)

economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures and the subsequent mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

▪

There is a probable future benefit that will contribute to future cash inflows;

▪

The Company can obtain the benefit and control access to it, and;

▪

The transaction or event giving rise to the benefit has already occurred.

Expenditures incurred on extensions of mineral properties which are already being mined or developed that increase production volume or extend the life of those properties are also capitalized. Capitalized expenditures are assessed for potential impairment at the end of each reporting period.

3.5

Goodwill and other intangible assets

Intangible assets consist of all identifiable non-monetary assets without physical substance. Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. The following are the main categories of intangible assets:

(i)

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced company and tested for impairment as part of the overall balance.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it is impaired.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash-generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Acquisitions prior to January 1, 2010

On transition to IFRS, Eldorado elected to restate only those business combinations that occurred on or after January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under Eldorado’s previous accounting framework, Canadian GAAP.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, goodwill represents the excess of the fair value of the consideration transferred over Eldorado’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. Goodwill is not recognized in respect of non-controlling interests. When the excess is negative (negative goodwill), it is recognized immediately in income.

3.6

Impairment of non-financial assets

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable and it is reviewed at least annually.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is an asset’s fair value less cost to sell and value in use.   For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units, or ‘CGU’s).  These are typically the individual mines or development projects.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

3.7

Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado’s loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other and restricted assets and other in the balance sheet.

 (c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado’s available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii) Recognition and measurement

Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘gain or loss on marketable securities’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when Eldorado’s right to receive payments is established.

When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as ‘gain or loss from marketable securities’.

 (iii)

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the income statement.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

3.8  Derivative financial instruments

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value thereafter are recognized in profit and loss. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives are not accounted for using hedge accounting.

3.9

 Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

i)

Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, doré awaiting refinement and unsold bullion, all of which are valued at the lower of average cost and net realizable value. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

Inventory costs are charged to operations on the basis of ounces of gold sold. The Company regularly evaluates and refines estimates used in determining the costs charged to operations and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

Inventories for which processing and sale is not expected to complete within one year are classified as non-current.

ii)

Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.

3.10  Trade receivables

Trade receivables are amounts due from customers for bullion, doré or iron ore sold in the ordinary course of business.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

3.11   Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

3.12   Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction to shareholders’ equity.

3.13  Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3.14   Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

3.15

  Current and deferred income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time that the liability to pay the related dividend is recognized.

3.16

   Employee benefits

(i)

Defined benefit plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans.  For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

The cost of the defined benefit plan is determined using the projected unit credit method.  The related pension liability recognized in the statement of financial position is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including discount rates, rate of salary escalation and expected retirement dates of employees. The expected long-term rate of return on assets is estimated based on the fair value of plan assets, asset allocation and expected long-term rates of return.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the statement of income in subsequent periods.  Current service cost, the vested element of any past service cost, the expected return on plan assets and the interest arising on the pension liability are included in the same line items in the statement of income as the related compensation cost.

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

(ii) Termination benefits

Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination.  Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iii)

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

3.17   Share-based payment transactions

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model for stock option awards, and the quoted market value of the shares for restricted share units. The fair value of the options is expensed over the vesting period of the options. No expense is recognized for awards that do not ultimately vest.

3.18

   Provisions

A provision is recognized if, as a result of a past event, Eldorado has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i)

Rehabilitation and restoration

Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred.

The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.

These uncertainties may result in future actual expenditure differing from the amounts currently provided.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

3.19

   Revenue recognition

Revenue from the sale of bullion, doré and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured.

3.20

   Finance income and expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.

3.21   Earnings per share

Eldorado presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4.

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, valuation of derivative contracts, determination of recoverable metal on leach pads, reclamation obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies. Actual results could differ from these estimates.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.

Investment in significantly influenced company

As at June 30, 2011, the Company holds 16,840,000 ordinary shares and 2,420,000 purchase warrants of Serabi Mining Plc (“Serabi”). This represents approximately a 26.3% interest in Serabi or 29% if the Company exercises all of its purchase warrants. The investment in Serabi is being accounted for under the equity method as follows:

$
Balance at December 31, 2010	6,202
Additional purchase during the period	1,318
Equity loss for the six months period	(1,794)
Balance at June 30, 2011	5,726

Serabi is a gold mining company that is focused on the Tapajós region of Northern Brazil.

6.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral for the following loans:

	June 30, 2011 $	December 31, 2010 $

Eastern Dragon CMB standby letter of credit loan (note 7(d))	52,400	52,425
Unamgen HSBC letter of credit	3,000	-
	55,400	52,425

7.

Debt

	June 30, 2011 $	December 31, 2010 $
Current:
Jinfeng construction loan (a)	21,633	21,139
White Mountain fixed asset project loan (b)	9,977	9,749
White Mountain working capital project loan (b)	-	6,176
White Mountain working capital loan (c)	-	7,549
Eastern Dragon CMB standby letter of credit loan (d)	49,447	48,317
Eastern Dragon HSBC revolving loan facility (e)	9,579	5,593
	90,636	98,523
Non-current:
Jinfeng construction loan (a)	23,492	52,951
White Mountain fixed asset project loan (b)	15,546	15,189
	39,038	68,140

(a) Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary entered into a RMB 680.0 million ($105,074) construction loan facility (“the construction loan”) with China Construction Bank (“CCB’). The construction loan has a term of 6 years commencing from February 27, 2009 and is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Debt (continued)

Net deferred financing costs in the amount of $1,232 have been included as an offset in the balance of the loan in the financial statements and are being amortized using the effective interest method.

During 2010, Jinfeng pre-paid RMB 180.0 million ($27,813) on the outstanding balance of this loan.

In March and May 2011, Jinfeng made scheduled payments of RMB 35.0 million ($5,408) each.  Additionally, in June 2011, Jinfeng pre-paid RMB 130.0 million ($20,088) on the outstanding balance of this loan.

(b) White Mountain project loan

In 2008, Sino Gold Jilin BMZ Mining Limited (White Mountain”), our 95% owned subsidiary, entered into a project loan (“project loan”) with CCB. The project loan has two components:

i.

A fixed asset loan of RMB 190.1 million ($29,374) with final payment due on September 2013; and

ii.

 working capital loan of RMB 40.9 million ($6,320) due in November 2010.

The interest rate on the project loan is the prevailing lending rate stipulated by the People’s Bank of China, adjusted annually for the fixed asset loan and twice a year for the working capital loan.

The project loan is secured by a Sino Gold corporate guarantee and White Mountain’s fixed assets with a value above $100.

During 2010, White Mountain made the first payment on the fixed asset loan of RMB 24.8 million ($3,851) and extended the working capital loan for one additional year to November 15, 2011.

In April 2011, White Mountain pre-paid the full amount outstanding under the working capital loan.

Subsequent to June 30, 2011, White Mountain pre-paid RMB 50.0 million ($7,726) of the fixed asset loan.

 (c) White Mountain working capital loan

In 2010, White Mountain entered into a RMB 50.0 million ($7,549) working capital loan with China Merchants Bank (“CMB”).

The working capital loan had a term of one year and was due on September 1, 2011. This loan was subject to a floating interest rate adjusted annually to the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

This loan was secured by a letter of guarantee issued by Eldorado.

In January 2011, White Mountain pre-paid the full amount of this loan.

(d) Eastern Dragon facilities

CMB Standby letter of Credit loan

In January 2010, Eastern Dragon entered into a RMB 320.0 million ($49,447) Standby letter of credit loan with CMB. This loan has a one year term and is subject to a floating interest rate adjusted quarterly at 90% of the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a $52,200 irrevocable letter of credit issued by Sino Gold to CMB.

On February 5, 2010, Eastern Dragon made a drawdown on this loan which was used to repay the LC loan with CCB.

In February 2011, this loan was extended for another year.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Debt (continued)

This loan is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on the project-financing loan. This loan is subject to an annual management fee of 10% of the interest accrued on the drawn down and outstanding amount. This management fee is paid in advance quarterly.

(e) HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,362) revolving facility (“the Facility) with HSBC Bank (China). Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year.

In December 2010, the Facility was reviewed by the bank and was extended to November 30, 2011.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at June 30, 2011, the security coverage is $10,537.

As at June 30, 2011, RMB 62.0 million ($9,579) had been drawn under this Facility.

This Facility is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

Subsequent to June 30, 2011, Eastern Dragon drew RMB 4.5 million ($699) under this Facility and the security coverage was increased to $11,306.

(f) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, entered into a RMB 12.0 million ($1,854) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($27,814) in June 2011.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML.

As at June 30, 2011, RMB 50.0 million ($7,726) has been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

8.

Defined benefit plan expense

	Three months ended		Six months ended
	June 30,		June 30,
	2011 $	2010 $	2011 $	2010 $

Pension plan expense	32	31	63	67
SERP expense *	401	495	793	670

Total	433	526	856	737

* Non-registered supplemental retirement plan

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment as well as operational results. During the period ended June 30, 2011, Eldorado had five reporting segments based on the geographical location of mining and exploration and development activities.

9.1

  Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine and development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the results of the Kişladağ mine and development activities of the Efemçukuru development project and exploration activities in Turkey. The China reporting segment includes the results of the Tanjianshan mine, Jinfeng mine, White Mountain mine, the Eastern Dragon development project and exploration activities in China. The Greece reporting segment includes the development activities of the Perama Hill development project. The Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

	June 30, 2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Net property, plant and equipment
Gold producing properties	272,982	1,141,657	-	-	-	1,414,639
Properties under development	228,783	765,923	138,150	161,760	-	1,294,616
Iron ore property	-	-	45,832	-	-	45,832
Other	15,474	558	245	-	4,079	20,356
	517,239	1,908,138	184,227	161,760	4,079	2,775,443

Goodwill	-	365,928	-	-	-	365,928

	December 31, 2010
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Net property, plant and equipment
Gold producing properties	248,857	1,164,849	-	-	-	1,413,706
Properties under development	170,955	754,959	131,947	160,336	-	1,218,197
Iron ore property	-	-	47,420	-	-	47,420
Other	11,580	5,150	245	-	3,489	20,464
	431,392	1,924,958	179,612	160,336	3,489	2,699,787

Goodwill	-	365,928	-	-	-	365,928

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Segment information (continued)

Operations
	For the three months ended June 30, 2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Revenue from:
Gold sales	100,394	144,553	-	-	-	244,947
Iron ore sales	-	-	6,463	-	-	6,463
Revenue from external customers	100,394	144,553	6,463	-	-	251,410
Expenses (income) except the undernoted	30,948	54,729	3,134	(13)	13,751	102,549
Depletion, depreciation and amortization	2,692	26,154	408	-	589	29,843
Exploration	1,726	1,155	665	-	1,059	4,605
Other (income) expense	(1,633)	259	(14)	-	322	(1,066)
Gain on disposal of assets	-	(101)	-	-	(2,991)	(3,092)
Profit (loss) before income tax	66,661	62,357	2,270	13	(12,730)	118,571
Income tax (expense) recovery	(20,069)	(16,956)	223	-	(16)	(36,818)

Profit (loss) for the period	46,592	45,401	2,493	13	(12,746)	81,753

Operations
	For the three months ended June 30, 2010
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Revenue from:
Gold sales	82,546	123,897	-	-	-	206,443
Revenue from external customers	82,546	123,897	-	-	-	206,443
Expenses (income) except the undernoted	25,036	53,615	65	75	11,239	90,030
Depletion, depreciation and amortization	3,525	25,738	15	-	318	29,596
Exploration	1,321	219	794	-	469	2,803
Mine standby costs	-	-	607	-	-	607
Other (income) expense	(151)	(997)	-	-	(190)	(1,338)
Gain on disposal of assets	-	81	(60)	-	-	21
Profit (loss) before income tax	52,815	45,241	(1,421)	(75)	(11,836)	84,724
Income tax (expense) recovery	(13,755)	(12,628)	-	-	1,384	(24,999)

Profit (loss) for the period	39,060	32,613	(1,421)	(75)	(10,452)	59,725

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Segment information (continued)

Operations
	For the six months ended June 30, 2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Revenue from:
Gold sales	171,144	281,258	-	-	-	452,402
Iron ore sales	-	-	17,081	-	-	17,081
Revenue from external customers	171,144	281,258	17,081	-	-	469,483

Expenses (income) except the undernoted	54,389	107,607	8,677	(65)	37,028	207,636
Depletion, depreciation and amortization	5,099	53,635	1,237	-	1,089	61,060
Exploration	4,017	1,530	1,212	-	1,687	8,446
Other (income) expense	(2,789)	-	(14)	-	340	(2,463)
Gain on disposal of assets	-	(101)	-	-	(2,991)	(3,092)
Profit (loss) before income tax	110,428	118,587	5,969	65	(37,153)	197,896
Income tax (expense) recovery	(31,401)	(31,841)	5,818	-	(19)	(57,443)

Profit (loss) for the period	79,027	86,746	11,787	65	(37,172)	140,453

	For the six months ended June 30, 2010
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Revenue from:
Gold sales	175,556	212,366				387,922
Revenue from external customers	175,556	212,366	-	-	-	387,922

Expenses (income) except the undernoted	52,588	97,457	243	120	22,242	172,650
Depletion, depreciation and amortization	8,002	44,285	33	-	609	52,929
Exploration	2,595	1,177	1,318	-	1,046	6,136
Mine standby costs	-	-	1,313	-	-	1,313
Other (income) expense	(282)	(1,482)	-	-	(245)	(2,009)
Gain on disposal of assets	-	(1,422)	(60)	-	(3)	(1,485)
Profit (loss) before income tax	112,653	72,351	(2,847)	(120)	(23,649)	158,388
Income tax (expense) recovery	(26,758)	(20,065)	-	-	1,468	(45,355)

Profit (loss) for the period	85,895	52,286	(2,847)	(120)	(22,181)	113,033

All of the non-controlling interest in the Company relates to the China segment.

9.2

Economic dependence

At June 30, 2011 all our Chinese mines had one major customer, to whom they sell its entire production, as follows:

TJS  Mine

Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.

Jinfeng Mine

China National Gold Group Corporation

White Mountain Mine

Refinery of Shandong Humon Smelting Co. Ltd.

9.3

Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.

Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2011 there were no non-voting common shares outstanding (December 2010: none).

Voting common shares	Number of Shares	Total $

At January 1, 2011	548,187,192	2,814,679
Shares issued upon exercise of share options, for cash	801,314	6,500
Estimated fair value of share options and warrants exercised	-	2,360
Shares issued for cash upon exercise of warrants	96,629	1,485
At June 30, 2011	549,085,135	2,825,024

11.

Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2011		2010
	Average exercise price Cdn$	Number of options	Average exercise price Cdn$	Number of options
At January 1,	9.49	8,720,524	6.11	8,928,901
Granted	14.96	3,829,691	13.29	5,382,500
Exercised	7.86	(801,314)	7.10	(3,997,143)
Forfeited	14.88	(381,670)	10.76	(323,668)
At June 30,	11.78	11,367,231	9.43	9,990,590

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.

Share-based payments (continued)

At June 30, 2011, 7,484,206 share purchase options (June 30, 2010 – 4,508,238) with a weighted average exercise price of Cdn$9.99 (June 30, 2010 – Cdn$8.60) had vested and were exercisable. Options outstanding are as follows:

	June 30, 2011
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	2,239,722	2.3	4.88	2,239,722	4.88
$5.00 to $5.99	87,500	1.2	5.29	87,500	5.29
$6.00 to $6.99	676,000	1.6	6.44	676,000	6.44
$7.00 to $7.99	563,900	1.0	7.26	563,900	7.26
$9.00 to $9.99	390,700	2.8	9.60	390,700	9.60
$11.00 to $11.99	30,000	2.8	11.40	30,000	11.40
$12.00 to $12.99	251,000	3.6	12.67	97,667	12.53
$13.00 to $13.99	3,325,112	3.6	13.23	1,929,284	13.23
$15.00 to $15.99	533,646	4.9	15.52	311,215	15.42
$16.00 to $16.99	3,236,045	4.7	16.66	1,147,016	16.66
$18.00 to $18.99	24,000	4.4	18.81	8,000	18.81
$19.00 to $20.02	9,606	4.2	20.02	3,202	20.02

	11,367,231	3.4	11.78	7,484,206	9.99

 (b) Restricted share unit plan

In March 2011, the Company commenced a Restricted Share Unit (‘‘RSU’’) plan whereby restricted share units may be granted to Senior Management of the Company.  Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. A portion of the RSUs granted have a vesting schedule where half vest immediately and the subsequent half vest on the first anniversary of the grant.  The remaining portion of the RSUs granted vest over two years with one third of the RSUs vesting immediately.

The current maximum number of common shares issuable under the RSU plan is 1.5 million. A total of 404,824 restricted share units with a weighted average grant-date fair value of CDN$15.70 per unit were granted during the six month period ended June 30, 2011 and 43,093 were exercisable as at June 30, 2011.

A summary of the status of the RSU plan and changes during the period ended June 30, 2011 is as follows:

Total RSUs
Balance at December 31, 2010	-
RSUs Granted	404,824
Redeemed	(100,178)
Forfeitures	(20,874)
Balance at June 30, 2011	283,772

During the six months ended June 30, 2011, 383,950 common shares were acquired in connection with this plan and placed in trust, 100,178 RSUs were exercised with an equivalent number of shares issued from trust, resulting in 283,772 shares held in trust as at June 30, 2011. These shares have been included in treasury stock in the balance sheet.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.

Supplementary cash flow information

	Six months ended
	June 30,
Changes in non-cash working capital	2011 $	2010 $

Accounts receivable and other	8,315	(2,336)
Inventories	(9,662)	(1,789)
Accounts payable and accrued liabilities	(14,975)	(23,334)
Total	(16,322)	(27,459)

Supplementary cash flow information
Income taxes paid	60,762	33,973
Interest paid	2,365	2,638

13.

Explanation of transition to IFRS

The accounting policies set out in note 3 have been applied in preparing the financial statements for the three and six months ended June 30, 2011 and the comparative information presented in these financial statements as at December 31, 2010.

An explanation of how the transition from Canadian GAAP to IFRS has affected Eldorado’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

1.    Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income from that previously reported under Canadian GAAP to that under IFRS. The following tables represent the reconciliation from Canadian GAAP to IFRS for the balance sheets of June 30, 2010 and December 31, 2010 and comprehensive income for the three and six months ended June 30, 2010. The Company’s first-time adoption did not have an impact on cash flows and therefore no reconciliation has been provided.

Refer to Note 14 of our March 31, 2011 condensed consolidated financial statements for the IFRS 1 exemptions taken in applying IFRS for the first time and the reconciliation from Canadian GAAP to IFRS for the balance sheet as at January 1, 2010 and comprehensive income for the year ended December 31, 2010.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Explanation of transition to IFRS (continued)

1.2

Balance sheet (December 31, 2010)

		Canadian GAAP	Effect of transition	IFRS
			to IFRS
	Note	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents		314,344	-	314,344
Restricted cash		52,425	-	52,425
Marketable securities		8,027	-	8,027
Accounts receivable and other		42,437	-	42,437
Inventories		147,263	-	147,263
Deferred income taxes	(aii)	606	(606)	-
		565,102	(606)	564,496
Inventories		29,627	-	29,627
Investment in significantly influenced company		6,202	-	6,202
Restricted assets and other		19,328	-	19,328
Property, plant and equipment	(ai); (aii); (c); (f)	2,793,722	(93,935)	2,699,787
Goodwill		365,928	-	365,928
		3,779,909	(94,541)	3,685,368

LIABILITIES & EQUITY
Current liabilities
Accounts payables and accrued liabilities	(bii); (e)	152,781	(7,086)	145,695
Current debt		98,523	-	98,523
Deferred income taxes	(aii)	2,915	(2,915)	-
		254,219	(10,001)	244,218
Debt		68,140	-	68,140
Asset retirement obligations	(c)	24,275	8,953	33,228
Pension fund obligation	(b)	-	12,019	12,019
Deferred income taxes	(a); (c); (e); (f)	430,020	(99,508)	330,512
		776,654	(88,537)	688,117
Non-controlling interests	(d)	36,021	(36,021)	-
Equity
Share capital		2,814,679	-	2,814,679
Contributed surplus		22,967	-	22,967
Accumulated other comprehensive income	(bi)	998	(2,635)	(1,637)
Deficit		128,590	(3,369)	125,221
Total equity attributable to shareholders of the Company		2,967,234	(6,004)	2,961,230
Attributable to non-controlling interests	(d)	-	36,021	36,021
		2,967,234	30,017	2,997,251
		3,779,909	(94,541)	3,685,368

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Explanation of transition to IFRS (continued)

1.3

Balance Sheet (June 30, 2010)

		Canadian GAAP	Effect of transition	IFRS
			to IFRS
	Note	June 30, 2010
Assets
Current assets
Cash and cash equivalents		306,983	-	306,983
Restricted cash		52,221	-	52,221
Marketable securities		26,058	-	26,058
Accounts receivable and other		29,598	-	29,598
Inventories		122,835	-	122,835
Deferred income taxes		1,495	(1,495)	-
		539,190	(1,495)	537,695
Inventories		39,028	-	39,028
Investment in significantly influenced company		5,375	-	5,375
Restricted assets and other	(bii)	17,325	(13)	17,312
Property, plant and equipment	(c)	2,606,437	(53,432)	2,553,005
Goodwill		324,935	-	324,935
		3,532,290	(54,940)	3,477,350
LIABILITIES & EQUITY
Current liabilities
Accounts payables and accrued liabilities	(bii); (e)	130,476	(5,479)	124,997
Current debt		69,045	-	69,045
Deferred income taxes	(aii)	3,658	(3,658)	-
		203,179	(9,137)	194,042
Debt		110,556	-	110,556
Asset retirement obligations		27,682	429	28,111
Pension fund obligation	(b)	-	8,480	8,480
Deferred income taxes	(aii); (e)	383,546	(29,260)	354,286
		724,963	(29,488)	695,475
Non-controlling interests	(d)	31,682	(31,682)	-
Equity
Share capital		2,708,322	-	2,708,322
Contributed surplus		19,052	-	19,052
Accumulated other comprehensive income		12,391	-	12,391
Retained earnings		35,880	(25,452)	10,428
Total equity attributable to shareholders of the Company		2,775,645	(25,452)	2,750,193
Attributable to non-controlling interests	(d)	-	31,682	31,682
		2,807,327	6,230	2,781,875
Total liabilities and equity		3,532,290	(54,940)	3,477,350

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Explanation of transition to IFRS (continued)

1.4

Reconciliation of Total Comprehensive Income

Reconciliations between the Canadian GAAP and IFRS total comprehensive income for the three and six months ended June 30, 2010 are provided below:

	Note	3 months ended	6 months ended
		June 30, 2010	June 30, 2010

Comprehensive Income under Canadian GAAP		73,232	130,342
Profit adjustments
Reduction in pension expense	(bii)	97	509
Increase in depreciation of asset retirement obligation (net of tax)	(c)	(92)	(183)
Decrease in severance provision expense (net of tax)	(e)	75	150
Foreign exchange (loss) gain on reversal of deferred income tax	(a)	(2,875)	(4,996)
Tax adjustment to reflect foreign exchange difference	(aii)	(2,007)	(2,625)

Other comprehensive income adjustments
Recognition of actuarial gains/losses in other comprehensive income	(bi)	-	-
Total IFRS adjustments to comprehensive income		(4,802)	(7,145)
Comprehensive Income under IFRS		68,430	123,197

Explanatory Notes

a)

i)

Under IFRS, deferred income taxes are not recognized on an asset acquisition providing certain conditions are met,

whereas they are under Canadian GAAP. During 2008, Eldorado completed the acquisition of Frontier Pacific Corporation (“Frontier”) and accounted for this transaction as an asset acquisition. Accordingly, a deferred tax liability was recognized under Canadian GAAP. The reversal of the deferred income tax liability recognized on the acquisition of Frontier results in an adjustment to decrease property, plant and equipment by $51,440, decrease deferred income tax liabilities by $37,582 and increase deficit by $13,858 at January 1, 2010.

Further, during Q3 2010 Eldorado completed the acquisition of all of the issued and outstanding common shares of Brazauro that it had not already owned. This transaction was accounted for as an asset acquisition and a deferred income tax liability was recorded under Canadian GAAP. The reversal of the deferred income tax liability recognised under Canadian GAAP resulted in an adjustment to decrease property, plant and equipment by $47,682 and decrease deferred income tax liabilities by $49,441 as of September 30, 2010, and increase the foreign exchange gain recognized in the income statement during Q3 2010 and for the year ended December 31, 2010 by $1,759.

The reversal of these deferred income tax liabilities resulted in a reduced foreign exchange movement under IFRS compared to Canadian GAAP during Q4 2010 and the year ended December 31, 2010, resulting in an adjustment to further decrease deferred income tax liabilities by $1,685 as at December 31, 2010 and an increase in foreign exchange gain for the same amount for the three-month period ended December 31, 2010.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Explanation of transition to IFRS (continued)

ii)

Under Canadian GAAP, no future tax assets or liabilities are recognized for temporary differences associated with the cost of non-monetary assets and liabilities of subsidiaries where the tax basis is measured in a currency different from the functional currency. IFRS requires that deferred taxes be recognized in respect of these foreign exchange differences by translating the tax bases of the assets and liabilities at the period end rate and comparing to the accounting carrying value calculated at historical eschange rates.  Upon adoption of IFRS, this resulted in an adjustment to decrease property, plant and equipment by $1,864, decrease deferred income tax liability by $1,620 and increase the deficit by $244.

For the quarter ended June 30, 2010, this resulted in an adjustment to increase the deferred income tax liability by $4,882 (YTD 2010 – $7,621), decrease the foreign exchange gain by $2,875 (YTD 2010 – $4,996), and increase deferred income tax expense by $2,007 (YTD 2010 – $2,625).

Further to the adjustment at January 1, 2010, for the year ended December 31, 2010 this resulted in an adjustment to decrease the deferred income tax liability by $11,297, increase foreign exchange gain by $8,779 and decrease deferred income tax expense by $2,518.

As required under IFRS, all deferred taxes are reclassified and presented as non-current in the balance sheet.

b)

i)

Under Canadian GAAP, Eldorado applied the corridor method of accounting for actuarial gains and losses.

Under this method, gains and losses are recognized only if they exceed specified thresholds. Under IFRS the Company has not used the corridor method, resulting in the carrying value of the net liability for pension fund obligations and deficit increasing by $2,020 to recognize cumulative net actuarial losses as at January 1, 2010 in accordance with the IFRS 1 exemption.

For the year ended December 31, 2010, actuarial losses of $2,635 were recognized within other comprehensive income. The recognition was recorded in Q4 2010.

ii)

Under IFRS, Eldorado expenses the cost of past service benefits awarded to employees under post employment benefit plans over the period in which the benefits are vested. Under Canadian GAAP, Eldorado expensed past service costs over the weighted average service life of active employees remaining in the plan. This adjustment increased benefit fund obligations and deficit by $2,665 as at January 1, 2010.

For the year ended December 31, 2010 this resulted in a decrease to the pension expense by $1,440, decrease in the foreign exchange gain by $403 and decrease to the pension liability by $1,037. The decrease in the pension expense for the quarter ended June 30, 2010 was $97 (YTD 2010 – $509), recorded in the income statement with an increase to the pension liability for the same amount.

As required under IFRS, the pension liability is presented as a separate line item. Accordingly, these amounts have been reclassified in the financial statements.

c)

IFRS requires that asset retirement obligations are discounted using a current discount rate specific to the related liability or a risk-free interest rate if risks are incorporated into the related cash flows. Under Canadian GAAP, a credit adjusted risk-free rate was used. As a result, the asset retirement obligation recorded at January 1, 2010 has been re-measured using the risk-free discount rate in effect at that date, given that risks have been incorporated into the related cash flows, and an adjustment has been recorded to the corresponding asset. This resulted in an increase in property, plant and equipment of $370, an increase in asset retirement obligation of $429, a decrease in the deferred income tax liability of $11 and an increase in deficit of $48 at January 1, 2010. As a result of this, the accretion of the liability increased under IFRS.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Explanation of transition to IFRS (continued)

In addition to the adjustment at January 1, 2010, the Company revised the asset retirement obligation estimates at December 31, 2010, resulting in an adjustment to the asset retirement obligations and  property, plant and equipment. Under IFRS, the asset retirement obligation recorded at December 31, 2010 has been re-measured using the discount rate in effect at that date, and an adjustment has been recorded to the corresponding asset. This item resulted in an increase in property, plant and equipment of $6,996, an increase in asset retirement obligation of $8,524, and a decrease in the deferred income tax liability of $388, all as at December 31, 2010, and for the year ended December 31, 2010, an increase in asset retirement obligation costs of $1,163, an increase in depreciation of $365 and a decrease in deferred income tax expense of $297 related to the asset retirement obligation costs and $91 related to the depreciation.

For the quarter ended June 30, 2010, these adjustments decreased the property, plant and equipment by $92 (YTD 2010 – $183), and increased the depreciation expense by the same amount.

d)

Under IFRS, the non-controlling interests’ share of the net assets of subsidiaries is included in equity and their share of the comprehensive income of subsidiaries is allocated directly to equity. Under Canadian GAAP, non-controlling interests were presented as a separate item between liabilities and equity in the balance sheet and the non-controlling interests’ share of income and other comprehensive income were deducted in calculating net income and comprehensive income of the entity.

Non-controlling interest of $26,144 at January 1, 2010 has been reclassified to equity. Similar adjustments were made at June 30, 2010 ($31,682) and December 31, 2010 ($36,021).

e)

IFRS requires provisions to be recorded on a discounted basis (fair value), therefore the severance provision at January 1, 2010 in Turkey was reduced by $975, creating a deferred tax liability of $195 on transition. The offsetting entry for these adjustments was recorded against retained earnings. During the 2010 year the provision was decreased by $375 and the deferred tax liability increased by $75. The decrease has been accrued over the year on a straight-line method, with the offsetting entry recorded in the income statement.

For the quarter ended June 30, 2010, these adjustments decreased severance provision expense by $93 (YTD 2010 – $187), and the deferred tax liability increased by $18 (YTD 2010 – $37) with the offsetting entry recorded in the income statement.

f)

As part of the IFRS transition and the evaluation of components of property, plant and equipment, the Company recorded at January 1, 2010 a decrease of $315 to property, plant and equipment, a decrease of $63 to the deferred tax liability and an increase of deficit of $252.

14.

Subsequent event

On July 28, 2011, the Company declared that it will pay an eligible dividend of CDN$0.06 per Common Share on August 26, 2011 to the holders of the Company’s outstanding Common Shares as of the close of business on the record date of August 12, 2011.